THE GABELLI UTILITY TRUST (the "Trust")
EXHIBIT TO ITEM 77C

	On May 12, 2003, the Trust held its Annual Meeting of
Shareholders to elect four Trustees of the Trust. The results of the proposal are as follows:

1.	To elect four (4) Trustees of the Trust.


                                                     Percent Represented
                                       Withholding        at the Meeting
                          For           Authority        Voting in Favor

James P. Conn           13,467,551      133,751                99.01%
John  D. Gabelli        13,445,054      156,248                98.85%
Karl Otto Pohl          13,430,037      171,264                98.74%
Anthony R. Pustorino    13,449,367      151,934                98.88%


	The remaining Trustees in office are: Thomas E. Bratter,
Anthony J. Colavita, Vincent D. Enright, Frank J. Fahrenkopf Jr.,
Mario J. Gabelli,  Robert J. Morrissey, Salvatore J. Zizza.